[LETTERHEAD OF LUSE GORMAN POMERENK & SCHICK, P.C.]

(202) 274-2008	aschick@luselaw.com

July 15, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn.:	Michael R. Clampitt, Esq.
Mail Stop 4561

Re:	First Sentry Bancshares, Inc. (Registration No. 333-156180)
Registration Statement on Form S-4

Dear Mr. Clampitt:

On behalf of First Sentry Bancshares, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 3 to the Company’s Registration Statement on Form S-4 (the “Amended S-4”). Set forth below are the comments from the Staff’s comment letter dated July 7, 2009, as well as the Company’s responses to those comments. The Amended S-4 has been blacklined to reflect changes from the previous filing.

Amendment No. 2 to Registration Statement on Form S-4

General

1.
Please tell us why you have deleted the “Treatment of Guaranty Financial Services, Inc. Stock Options” section and the revised fairness opinion no longer addresses the cash payment for Guaranty Financial stock options.

The Company has deleted references throughout the Amended S-4 to the treatment of Guaranty Financial Services, Inc. stock options because all of such stock options have expired unexercised. As a result, the Company will make no cash payments relating to the stock options at the closing of the merger.

Securities and Exchange Commission
July 15, 2009

Risk Factors, page 16

2.
We note the disclosure throughout the prospectus regarding the other than temporary impairment charges taken by the two companies in recent periods.  Please add a risk factor addressing the risks related to the investment portfolios of both of the companies.

The suggested risk factor has been added on pages 19-20.

Background of the Merger, page 42

3.
We note the disclosure in the third paragraph on page 44.  Please revise to discuss in greater detail the particular changes in the financial conditions of the two companies that led them to agree to a revised exchange ratio and how the particular ratio was determined.

The disclosure has been expanded as requested on page 45.

Business of First Sentry Bank, page 99

Allowance for Loan Losses, page 109

4.
We note your allowance for loan loss roll forward on page 111.  In the column reporting the year ending December 31, 2008 you display a recovery to allowance of $(1,189) thousand.  However, on the Statement of Income on page F-4, you report a provision of $1,188,923.  Please revise your allowance for loan loss roll forward to correct the apparent typographical error.

The typographical error has been corrected on page 112.

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet, page 178

5.	It appears that adjustment (h) for $1,510 thousand is not included in the total assets balance. Please adjust this balance accordingly.

The total assets balance has been corrected on page 179.

6.
We note adjustment (j) for $408 thousand which you state relates to the “capitalization” of First Sentry’s  unpaid costs related to post-merger consulting agreements with officers of Guaranty Financial Services.  Please explain to us and revise your footnote disclosures to state why this capitalization of costs is shown as an adjustment to a liability account on the pro forma balance sheet.  Also, please clarify why you report a separate adjustment to the estimated cost of acquisition, in Note 2.

Adjustment (j) has been removed from the pro forma balance sheet as such payments are to be made over a period of time following the merger.

Securities and Exchange Commission
July 15, 2009

First Sentry Bancshares, Inc. Financial Statements, page F-3

Balance Sheet, page F-3

7.
We note your $2.2 million investment in FHLB Pittsburgh stock as of December 31, 2008 and March 31, 2009.  It appears that this investment was not considered other than temporarily impaired as of such dates.  In order to provide more transparent disclosure, please tell us and revise your future filings to disclose how you considered any positive and negative factors in reaching this conclusion.  Please discuss how you considered the fact that on December 23, 2008 the FHLB suspended the payment of dividends until the bank believes it is prudent to restore them.  You may refer to the guidance of paragraphs 12.21 to 12.25 of the AICPA Audit Guide for Depository and Lending Institutions and paragraph 8(i) of SOP 01-06.

The Company has revised its disclosures to Note 5 of the financial statements on page F-21 regarding its review for the impairment on Federal Home Loan Bank (“FHLB”) stock under the provisions of SOP 01-06, Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others. The Company applied provisions of SOP 01-06 in determining whether a decline was temporary or affected the ultimate recoverability of the cost of FHLB stock.  Criteria used in the evaluation included: 1) any significance in decline of FHLB assets, 2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performances of the FHLB, 3) the impact of legislative and regulatory changes on the FHLB, and 4) liquidity.

Although the FHLB of Pittsburgh voluntarily suspended payment of dividends on December 23, 2008, mitigating factors reviewed by the Company were: 1) ratings by rating agencies in February, 2009 indicating Aaa ratings for debt and deposits of the FHLB and reaffirmed in May 2009, 2) the continued relationship between the FHLB and the United States Government as a government sponsored enterprise, 3) the most recent audited and unaudited financial statements of the FHLB, 4) the unique characteristics of the stock as a restricted long-term investment and the Company’s ability to hold the investment long-term, 5) the FHLB system support for the twelve member banks, and 6) any pending legislative changes to the structure of the FHLB.

While dividend payments were suspended, the FHLB of Pittsburgh continues to meet its obligation on debt retirement and has a capital restructure plan pending which continues suspension of payment of dividends and acquisition of Class A stock until such time as risk-based capital ratios are adequate.  Management does not believe an impairment charge is required for the FHLB stock investment as of March 31, 2009.

Securities and Exchange Commission
July 15, 2009

Note 5 – Investment Securities, page F-18

8.
We note the significant unrealized losses on your corporate securities classified as held to maturity as of March 31, 2009.  We also note your disclosure stating the unrealized losses can mainly be attributed to changes in interest rates and lack of liquidity in the market place and not credit quality or other factors.  Given the current market conditions and the severity of losses on these corporate securities in the last twelve months, please provide us with your analysis that helped you determine that no other than temporary impairment charge was required as of March 31, 2009.

The Company believes that no other than temporary impairment charge was required for the below described securities because Wells Fargo assumed in full the obligations associated with the First Union Instit Cap I Trust Preferred Securities, and there is no indication that Wells Fargo will be unable or unwilling to fulfill its obligations under this security. Moreover, the security currently has a rating of A3 from Moody’s, which is of investment grade. With respect to the HSBC Finance Corp. obligation, the issuer has fulfilled its obligations under the security. There is no indication that HSBC Finance Corp. will be unable or is unwilling to fulfill its obligations under this security and the security has a rating of A3 from Moody’s, which is an investment grade rating. The Company believes that its conclusion that the security was only temporarily impaired has been borne out by the fact that at June 30, 2009, the face value of the bond exceeded its cost. Below is the Company’s detailed analysis in tabular form that it used to reach its decision not to record an other than temporary impairment charge on its two corporate securities at March 31, 2009.

WELLS FARGO(1)
Purchased			Amortized Cost	Cost Per Bond	Listed Market Value per Bond Accounting Matrix Pricing
Date	Shares	Cost			12/31/08	1/31/09	2/28/09	3/31/09	4/30/09	5/31/09	6/30/09	Rating	Bid Quote 3/3/09

3/18/08	1,000	1,035,000.00	1,030,523.02	1,035.00	846.58	848.67	758.65	751.90	676.89	657.41	816.72	A3	720.00

(1)
First Union Instit Cap I Trust Preferred Securities assumed by Wachovia then by Wells Fargo. Fixed @ 8.04%, issued 11/27/96, matures 12/01/26, callable beginning 04/14/08, yield 7.356%. Between 12/05/08 and 03/02/09, the bonds have traded from a high of $932.63 on January 20 to a low of $650.00 on February 27.  There remains a market for these securities and they continue to pay dividends.  The Company has both the intent and the ability to hold these bonds until they mature or are called.

HSBC FINANCE CORP(1)
Purchased			Amortized Cost	Cost Per Bond	Listed Market Value per Bond Accounting Matrix Pricing
Date	Shares	Cost			12/31/08	1/31/09	2/28/09	3/31/09	4/30/09	5/31/09	6/30/09	Rating

4/3/08	500	500,000.00	500,000.00	1,000.00	960.06	978.01	971.24	835.07	864.50	960.44	1,000.46	A3

(1)	Issued 4/3/08 @ 5.5%, matures 4/15/11.

Securities and Exchange Commission
July 15, 2009

9.
In Amendment 1 to Form S-4, your September 30, 2008 balance sheet reports a zero balance in held-to-maturity securities.  However, we note a balance in gross unrealized losses over twelve months on your held-to-maturity securities as of March 31, 2009.  Please revise to clarify why you have held-to-maturity securities with gross unrealized losses over twelve months old when you did not apparently hold these securities as of September 30, 2008.

On December 31, 2008, management of the Company reclassified municipal securities acquired during 2008 and all corporate bonds from available-for-sale to held-to-maturity.  The decision to make the reclassification was based on the Company’s determination to have both the ability and intent to hold these securities to maturity.  Economic and market volatility in the third quarter of 2008 further supported the Company’s decision during its annual assessment of any necessary reclassifications to its securities.

The provisions of Statement of Financial Accounting Standards No. 115 (“SFAS No.115”) need not be applied to immaterial items.  The net effect of the reclassification of 15 municipal securities with a book value of $7,545,926 and a market value of $7,459,350 and four corporate bonds with a book value of $2,030,523 and a market value of $1,826,610 after deferred taxes would have been $177,924.  This amortized over an average yield period of 12 years would have resulted in amortization of $14,827 per year.  The Company believes these amounts to be immaterial and reclassifying the specific securities to held-to-maturity has no material impact on the financial statements of the Company.

Revised disclosure indicating the amounts transferred to held-to-maturity, the types of securities reclassified, the amount of unrealized loss at the time of transfer, and the material impact to the financial statements is included in Note 5 of the Company’s Financial Statements on F-19.

10.
We note your disclosure on page F-21 stating that you previously reported your investment in Silverton Bank equity stock in other assets.  Please tell us and revise to clarify why you believed it was appropriate to classify your investment in Silverton, and any other investments, in other assets.  Further, please revise to disclose whether you have written off the entire amount of your investment in Silverton Bank equity stock in the fourth quarter of 2008.

As discussed with the staff, the Silverton Bank equity stock should have been classified as held to maturity at December 31, 2007. However, due to the small amount of stock ($256,410) and the fact that the Silverton Bank equity stock has since been written off in its entirety, the Company has not revised the financial statements. Silverton Bank equity stock was the only investment presented in “other assets.” The Company has revised Note 5 on page F-21 to indicate that the entire investment in Silverton Bank equity stock was written off during the fourth quarter of 2008. Similar disclosure has been added to page 90.

Securities and Exchange Commission
July 15, 2009

11.
We note your disclosure on page F-21 regarding your other-than-temporary impairment charges on your investment in Silverton Bank corporate bonds as of December 31, 2008 and March 31, 2009.  Please tell us and revise the notes to your financial statements to disclose the amount of your remaining investment in Silverton Bank and related unrealized losses that remain on your balance sheet, if any.

Note 5 on page F-21 has been revised to indicate that the entire investment in Silverton Bank corporate bonds was written off at March 31, 2009. Similar disclosure has been added to page 87.

*   *   *   *   *

We trust the foregoing is responsive to the staff’s comments.  The Company wishes to have the registration statement declared effective as soon as possible.  We therefore request that the staff advise the undersigned at (202) 274-2008 or Benjamin Azoff of this office at (202) 274-2010 as soon as possible if it has any further comments.

Respectfully,

/s/ Alan Schick
Alan Schick

Enclosures
cc:	Justin Dobbie, Esq.
Babette Cooper, CPA
Amit Pande, CPA
Geoff Sheils, First Sentry Bancshares, Inc.
Marc Sprouse, Guaranty Financial Services, Inc.
Frank McCreary, Esq.
Benjamin Azoff, Esq.